Tivic Health Systems, Inc.

November 5, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tivic Health Systems, Inc. Registration Statement on Form S-1, as amended File No: 333- 258411 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tivic Health Systems, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333- 258411), to become effective on Wednesday, November 10, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Christopher L. Tinen, Esq. of Procopio, Cory, Hargreaves & Savitch LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Tinen at (858) 720-6320 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

TIVIC HEALTH SYSTEMS, INC.

By:	/s/ Jennifer Ernst
Name:	Jennifer Ernst
Title:	Chief Executive Officer

cc:	Christopher L. Tinen, Esq., Procopio, Cory, Hargreaves & Savitch LLP

- 1 -